SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 8, 2020

VIA EDGAR

Ms. Mara Ransom

Mr. Scott Anderegg

Mr. Tony Watson

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 iHuman Inc. (CIK No. 0001814423)
Registration Statement on Form F-1

Dear Ms. Ransom, Mr. Anderegg, Mr. Watson and Mr. Jones:

On behalf of our client, iHuman Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated September 4, 2020. To facilitate the Staff’s review, we are separately delivering to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on August 13, and two copies of the filed exhibits.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff. The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about September 22, 2020, and to launch the road show for the offering shortly thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments from its letter dated September 4, 2020 are repeated below in bold and is followed by the Company’s response. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Conventions that Apply to this Prospectus, page 7

1.                                      We note your response and revised disclosures in response to prior comment 4. Please augment your disclosures to disclose how Perfect World Group and Hongen Education are your affiliates, as defined in Rule 405 under the Securities Act of 1933, as amended.

In response to the Staff’s comments, the Company has revised pages 7–8 of the Registration Statement to disclose how Perfect World Group and Hongen Education are the Company’s affiliates.

Dilution, page 66

2.                                      Please explain to us and disclose as appropriate your basis for including deferred channel and IPO costs, as well as advances to suppliers and prepaid amounts, disclosed in Note 5 on page F-57 in calculating net tangible book value as of June 30, 2020.

In response to the Staff’s comments, the Company considered SEC Financial Reporting Manual 8320, and has revised page 67 on the Registration Statement to exclude deferred channel and IPO costs from the calculation of net tangible book value as of June 30, 2020.

The Company respectfully advises the Staff that as advances to suppliers and prepaid amounts can be realizable for goods or services and/or may be refundable in the future, the Company included the related amounts in calculating net tangible book value as of June 30, 2020.

Note 19. Condensed Financial Information of the Parent, page F-39

3.                                      We note no amounts are presented for net cash provided by operating, investing and financing activities of the parent on page F-40. Please explain to us why this is the case. In connection with this, tell us which entity issued the contingently redeemable ordinary shares in 2019.

The Company respectfully advises the Staff that as disclosed in Note 1 on page F-9 and F-13 of the Registration Statement, the Company was incorporated in September 2019 and did not conduct material operations for the years ended December 31, 2018 and 2019. Therefore, no amounts are presented for net cash provided by operating, investing and financing activities of the parent on page F-40 of the Registration Statement.

The Company further respectfully advises the Staff that the contingently redeemable ordinary shares were issued by the VIE in 2019. In connection with the Offshore Restructuring in June 2020, the Company issued the contingently redeemable ordinary shares to exchange for the contingently redeemable ordinary shares issued by the VIE. Therefore, the RMB120 million of proceeds from the issuance of the contingently redeemable ordinary shares was received by the VIE in 2019, and was not presented as cash provided by financing activities of the parent on page F-40 of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or King Li, partner at Ernst & Young Hua Ming LLP, by phone at +86 10-5815-2099 or via email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Michael Yufeng Chi, Chairman of the Board of Directors, iHuman Inc.

Peng Dai, Director and Chief Executive Officer, iHuman Inc.

Vivien Weiwei Wang, Director and Chief Financial Officer, iHuman Inc.

Yi Gao, Esq., Partner, Simpson Thacher & Bartlett LLP

King Li, Partner, Ernst & Young Hua Ming LLP